February 6, 2006

Via EDGAR and Courier

Mr.Hugh Fuller, Examiner
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:	QI Systems Inc. Registration Statement on Form S-4 (File Number 333-130594)

Dear Mr. Fuller,

            Reference is made to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) of QI Systems Inc., (“QI Systems”), in the letter dated January 13, 2006 (the “Comment Letter”), addressed to Steven R. Garman, President and Chief Executive Officer of QI Systems.

            On behalf of QI Systems, we are writing to respond to the comments and to indicate the changes which have been made in Amendment No. 1 to the Registration Statement (“Amendment No. 1”) which was filed on Friday, February 3, 2006 with the Commission. A copy of the Amendment No. 1 is enclosed for your reference and has been marked to highlight to the Staff the changes made in response to the Comment Letter. The bold, italicized heading below is taken from the Comment Letter, and our response to that comment follows in plain text.

Report of Independent Auditors

1.	Please revise the Form S-4 to include the opinion and consent of Wolrige Mahon for the fiscal year ended June 30, 2003.

QI Systems has inserted the opinion of Wolrige Mahon on page F-3 of the Amendment No. 1. The consent of Wolrige Mahon has been filed as Exhibit 23.5.

            In addition to the changes requested in the Comment Letter, QI Systems has made several other minor alterations to the Registration Statement, including inserting, where necessary, the dates pertaining to the extraordinary general meeting. QI Systems has also added two entities to the Beneficial Ownership table on page 51.

            If you have any questions, or require any additional information or documents, please contact the undersigned (817/877-2809; sclemons@canteyhanger.com), or in my absence, Dean A. Tetirick (817/817-2883; dtetirick@canteyhanger.com).

Very truly yours, /s/ Stockton B. Clemons Stockton B. Clemons